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                         October 8, 2020

       Eliot Bencuya
       Chief Executive Officer
       1st stREIT Office Inc.
       11601 Wilshire Boulevard, Suite 1690
       Los Angeles, CA 90025

                                                        Re: 1st stREIT Office
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 11,
2020
                                                            File No. 024-11317

       Dear Mr. Bencuya:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
       you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Real Estate & Construction
       cc:                                              Mark Schonberger